UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Merck & Co., Inc.

(Exact Name of Registrant as Specified in Its Charter)

New Jersey	1-6571
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

126 East Lincoln Avenue, Rahway, NJ	07065
(Address of principal executive offices)	(Zip Code)

Jennifer Zachary
Executive Vice President and General Counsel
908-740-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit Conflict Minerals Disclosure

A copy of Merck & Co., Inc.’s (“Merck’s” or the “Company’s”) Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 hereto and is publicly available at:

https://www.merck.com/company-overview/responsibility/transparency-disclosures/ 1

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

1 The reference to Merck’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as an exhibit hereto may contain so-called “forward-looking statements,” all of which are based on management’s current expectations and are subject to risks and uncertainties which may cause results to differ materially from those set forth in the statements. One can identify these forward-looking statements by their use of words such as “anticipates,” “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements include, for example, statements about our expectations, intentions and plans to improve our due diligence and risk mitigation strategies related to any Conflict Minerals used in our manufacture or contract to manufacture activities. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors, including risk factors, described in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. In Item 1A, “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed on February 25, 2025, the Company discusses in more detail various important risk factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MERCK & CO., INC.

Dated: May 30, 2025	By:	/s/ Richard Robert De Luca
	Name:	Richard Robert De Luca
	Title:	Executive Vice President
Merck Animal Health Division